02022283

VF 6-3-02

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TWENTY-FIRST SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

RECD S.E.C.
MAY 3 0 2002

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Krasnoff (212) 418-6014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Robert N. Gordon and Jonathan Krasnoff, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Twenty-First Securities Corporation for the year ended March 31, 2002, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/22/02
Date

Robert N. Gordon
President

Signature 5/22/02
Date

Jonathan Krasnoff
Controller

Subscribed and sworn to before me on this 22nd day of May, 2002

Notary Public

PETER D. KOFFLER
Notary Public, State of New York
No. 60-4955665
Qualified in Westchester County
Commission Expires September 5, 2003

TWENTY-FIRST SECURITIES CORPORATION
(S.E.C. I.D. No. 8-30714)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Twenty-First Securities Corporation:

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company") as of March 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Twenty-First Securities Corporation at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 22, 2002

TWENTY-FIRST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2002

ASSETS	
Cash	$ 340,147
Securities purchased under agreement to resell	44,215,000
Securities owned, at fair value	3,923,956
Dividends receivable	2,124,146
Receivables from broker-dealers	1,210,012
Receivables from affiliates	686,899
Other receivables	187,119
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $424,896)	44,650
Other assets	262,537
TOTAL ASSETS	$ 52,994,466
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Securities sold, not yet purchased, at fair value	$ 42,281,250
Accounts payable and accrued liabilities	4,422,343
Interest payable	1,747,950
TOTAL LIABILITIES	48,451,543
STOCKHOLDERS' EQUITY	
Common Stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 498 shares voting and 2 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	2,846,808
Retained earnings	1,646,115
TOTAL STOCKHOLDERS' EQUITY	4,542,923
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 52,994,466

See notes to statement of financial condition.

TWENTY- FIRST SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF MARCH 31, 2002

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations – Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities Exchange Commission and a registered introducing broker and commodity trading advisor with the Commodity Futures Trading Commission. The Company clears its securities transactions on a fully disclosed basis through other broker-dealers (the "Clearing Brokers"). Substantially all of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly-owned by the president of the Company.

Use of estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of this statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Proprietary securities transactions – Securities owned and securities sold, not yet purchased are recorded on a trade date basis and at fair value. The fair value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price quotations for similar instruments traded in different markets or management's estimates of amounts to be realized on settlement.

Collateralized financing transactions - Securities purchased under agreements to resell are treated as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. The Company monitors the value of the underlying security position relative to the related receivable.

Fair value of financial instruments – Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Furniture, equipment and leasehold improvements – Furniture and equipment are depreciated using the double declining-balance method. Computer software is depreciated on the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized on the straight-line method over the life of the lease.

2. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At March 31, 2002, securities owned consisted primarily of money market investments. Securities sold, not yet purchased were comprised of U.S. government obligations.

3. SECURITIES PURCHASED UNDER AGREEMENT TO RESELL

At March 31, 2002, the Company was party to a reverse repurchase transaction. Under this transaction, the Company received collateral of U.S. government securities with a fair value of $42,281,250 at March 31, 2002. These securities were utilized to effectuate its short positions.

4. INCOME TAXES

The Company utilizes the asset and liability method (pursuant to Statement of Financial Accounting Standards No. 109) for accounting for income taxes. The Company is included in the Parent's consolidated federal and combined New York State and local income tax returns. The existing tax-sharing agreement between the Company and the Parent provides that the Parent assumes the income tax liabilities or receives any income tax benefits arising from the business activities of the Company. In accordance with the tax-sharing agreement described above, the assumption of tax obligations by the Parent was reflected as a net contribution to additional paid-in capital during the year ended March 31, 2002.

5. COMMITMENTS

Operating leases - The Company's current lease for its office space in New York City expires in November 2010. Under this agreement, the Company obtained a letter of credit. In order to obtain the letter of credit, the Company pledged $95,000, included in other assets. At March 31, 2002, future minimum payments for this lease were as follows:

Fiscal year ending March 31:	
2003	$ 570,000
2004	570,000
2005	570,000
2006	595,333
2007	608,000
Thereafter	2,214,134
Total	$ 5,127,467

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor.

Total minimum payments required have not been reduced by minimum sublease rentals of $183,040 due in fiscal year 2003 under non-cancelable subleases.

6. TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES

The Company has various affiliates to which it provides operational and administrative services at no charge. In the normal course of business, the Company advances funds to its affiliates on a non-interest bearing basis.

7. CONCENTRATIONS OF CREDIT RISK

Pursuant to its clearing contracts with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers.

8. NET CAPITAL REQUIREMENTS

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintains minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness. The Company is also subject to the net capital rules under the Commodity Exchange Act. These rules require that the Company maintains minimum net capital equivalent to the greater of $30,000 or the capital required under the Rule. At March 31, 2002, the Company's net capital and excess net capital were $2,511,595 and $2,216,634, respectively, and the Company's aggregate indebtedness to net capital ratio was 1.76 to 1.

******

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

May 22, 2002

Twenty-First Securities Corporation
780 Third Avenue
New York, New York 10017

In planning and performing our audit of the financial statements of Twenty First Securities Corporation (the "Company") for the year ended March 31, 2002 (on which we issued our report dated May 22, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP